   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 1994


                                                       REGISTRATION NO. 33-52287

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               ------------------


                                 AMENDMENT NO.1



                                       TO


                                    FORM S-3


                             REGISTRATION STATEMENT



                                     UNDER


                           THE SECURITIES ACT OF 1933


                               ------------------

                                USX CAPITAL LLC
                           (Exact name of Registrant
                          as specified in its charter)

                            TURKS AND CAICOS ISLANDS
                        (State or other jurisdiction of
                         incorporation or organization)

                                   98-0137882
                      (I.R.S. Employer Identification No.)

                            WILLIAM F. SCHWIND, JR.
                            SECRETARY OF USX CAPITAL
                               MANAGEMENT COMPANY
                              5555 SAN FELIPE ROAD
                              HOUSTON, TEXAS 77056
                                 (713) 629-6600

                         (Address, including zip code,
                   and telephone number, including area code,
                  of Registrant's principal executive offices
                             and agent for service)

                                USX CORPORATION
                           (Exact name of Registrant
                          as specified in its charter)

                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)

                                   25-0996816
                      (I.R.S. Employer Identification No.)

                                 DAN D. SANDMAN
                         GENERAL COUNSEL AND SECRETARY
                                600 GRANT STREET
                              PITTSBURGH, PA 15219
                                 (412) 433-1121

                         (Address, including zip code,
                   and telephone number, including area code,
                  of Registrant's principal executive offices
                             and agent for service)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 22, 1994



          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 22, 1994
                                8,000,000 SHARES

                                USX CAPITAL LLC
         % CUMULATIVE MONTHLY INCOME PREFERRED SHARES ("MIPS"*), SERIES A
                     (LIQUIDATION PREFERENCE $25 PER SHARE)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                                USX CORPORATION
                               ------------------

   The % Cumulative Monthly Income Preferred Shares, Series A (the "Series A Preferred Shares"), offered hereby are being issued by USX Capital LLC, a limited life company organized under the laws of the Turks and Caicos Islands (the "Company"). The Company is a wholly owned subsidiary of USX Corporation, a Delaware corporation ("USX").


   The payment of dividends, if and to the extent declared out of moneys held by the Company and legally available therefor, and payments on liquidation or redemption with respect to the Series A Preferred Shares are guaranteed by USX to the extent described in the accompanying Prospectus. The Series A Preferred Shares will entitle holders to receive cumulative preferential cash dividends, at an annual rate of % of the liquidation preference of $25 per share, accruing from the date of original issuance and payable, in United States dollars, monthly in arrears on the last day of each calendar month of each year, commencing March 31, 1994.



   The Series A Preferred Shares are redeemable, at the option of the Company (with USX's consent), in whole or in part, from time to time, on or after March 31, 1999, at $25 per share plus accumulated and unpaid dividends (whether or not declared) (the "Redemption Price") to the date fixed for redemption (the "Redemption Date"), and will be redeemed at such price from the proceeds of any repayment of the loan of the proceeds hereof to USX. In addition, if at any time the Company or USX is or would be required to pay certain additional amounts or to withhold or deduct certain amounts, the Series A Preferred Shares are redeemable at the Redemption Price at the option of the Company with USX's consent, from time to time. See "Description of Preferred Shares--Redemption" and "Description of the Guarantees--Additional Amounts" in the Prospectus.



   In the event of the liquidation of the Company, holders of Series A Preferred Shares will be entitled to receive for each Series A Preferred Share a liquidation preference of $25 plus accumulated and unpaid dividends to the date of payment, subject to certain limitations. See "Certain Terms of the Series A Preferred Shares--Liquidation Preference" herein and "Description of Preferred Shares--Liquidation Distribution" in the Prospectus.



   For a description of the various contractual backup undertakings of USX relating to the Series A Preferred Shares, see "Description of Preferred Shares--Miscellaneous", "Description of the Guarantee" and "Description of the Loans" in the accompanying Prospectus.



   The Series A Preferred Shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol XLC Pr.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
       PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
        CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------


                                                                   INITIAL PUBLIC       UNDERWRITING      PROCEEDS TO THE
                                                                  OFFERING PRICE(1)     COMMISSION(2)     COMPANY(1)(3)(4)
                                                                  -----------------     -------------     ----------------
Per Series A Preferred Share...................................         $25.00               (3)               $25.00
Total(4)(5)....................................................     $ 200,000,000            (3)            $200,000,000


- ---------

(1) Plus accrued dividends, if any, from the date of original issuance.

(2) USX and the Company have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" herein.

(3) In view of the fact that the proceeds of the sale of the Series A Preferred Shares will be loaned to USX, under the Underwriting Agreement USX has agreed to pay to the Underwriters as compensation ("Underwriters
    Compensation") for their services $   per Series A Preferred Share (or $
    in the aggregate). See "Underwriting" herein.


(4) Expenses of the offering, which are payable by USX, are estimated to be $500,000.



(5) The Company has granted to the Underwriters a 30-day option to purchase, on the same terms set forth above, up to 1,200,000 additional Series A Preferred Shares at the Initial Public Offering Price (with an additional Underwriters' Compensation) solely to cover overallotments, if any. If the option is exercised in full, the total initial Public Offering Price and Proceeds to the Company will be $230,000,000.

                               ------------------


   The Series A Preferred Shares offered hereby are offered by the several Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of certificate for the Series A Preferred Shares will be made only in book-entry form through the facilities of The Depository Trust Company on or about March , 1994.

- ---------

* An application has been filed by Goldman, Sachs & Co. with the United States Patent and Trademark Office for the registration of the MIPS servicemark.

GOLDMAN, SACHS & CO.

        BEAR, STEARNS & CO. INC.
              A.G. EDWARDS & SONS, INC.
                     KIDDER, PEABODY & CO.
                        INCORPORATED
                            LEHMAN BROTHERS
                                  MORGAN STANLEY & CO.
                                           INCORPORATED
                                        PAINEWEBBER INCORPORATED
                                            PRUDENTIAL SECURITIES INCORPORATED
                                                 SALOMON BROTHERS INC
                                                     SMITH BARNEY SHEARSON INC.

                               ------------------


          The date of this Prospectus Supplement is February   , 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED SHARES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ------------------

                                USX CORPORATION

     The following discussion is a brief description of USX Corporation ("USX") and is qualified in its entirety by reference to the documents incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. Readers of this Prospectus Supplement are encouraged to refer to such incorporated documents for a more complete description of USX.

     USX is a diversified company engaged in the energy business through its Marathon Group, in the steel business through its U.S. Steel Group and in the gas gathering and processing business through its Delhi Group.

    - The Marathon Group includes the operations of Marathon Oil Company, a wholly owned subsidiary of USX ("Marathon"), which is engaged in worldwide exploration, production, transportation and marketing of crude oil and natural gas; and domestic refining, marketing and transportation of petroleum products. Marathon Group sales (excluding sales from operations now included in the Delhi Group) as a percentage of total USX consolidated sales were 66% in 1993, 69% in 1992 and 72% in 1991.

    - The U.S. Steel Group includes U.S. Steel, one of the largest integrated steel producers in the United States, which is primarily engaged in the production and sale of a wide range of steel mill products, coke and taconite pellets. The U.S. Steel Group also includes the management of mineral resources, domestic coal mining, engineering and consulting services and technology licensing. Other businesses that are part of the U.S. Steel Group include real estate development and management, fencing products, leasing and financing activities and a majority interest in a titanium metal products company. U.S. Steel Group sales as a percentage of total USX consolidated sales were 31% in 1993, 28% in 1992 and 26% in 1991.

    - The Delhi Group includes Delhi Gas Pipeline Corporation and certain related companies which are engaged in the purchasing, gathering, processing, transporting and marketing of natural gas. Prior to creation of the Delhi Group on October 2, 1992, these businesses were included in the Marathon Group. Sales from the businesses included in the Delhi Group as a percentage of total USX consolidated sales were 3% in each of 1993 and 1992 and 2% in 1991.

     USX has three classes of common stock: USX-Marathon Group Common Stock ("Marathon Stock"), USX-U.S. Steel Group Common Stock ("Steel Stock") and USX-Delhi Group Stock ("Delhi Stock"). Each class of stock is intended to provide the stockholders of such class with a separate equity security reflecting the performance of the related group.

     A portion of USX's corporate assets and liabilities are attributed to each of the Marathon Group, the U.S. Steel Group and the Delhi Group. Although the financial statements of the Marathon Group, the U.S. Steel Group and the Delhi Group separately report the assets, liabilities (including contingent liabilities) and stockholders' equity of USX attributed to each such group, such attribution does not affect legal title to such assets or responsibility for such liabilities. Holders of Marathon Stock, Steel Stock and Delhi Stock are stockholders of USX and continue to be subject to all of the risks associated with an investment in USX and all of its businesses and liabilities.

     The Guarantee (as defined in the accompanying Prospectus) will be an obligation of USX and not of any segment, group or subsidiary of USX.

FINANCIAL HIGHLIGHTS

     The following is a three-year summary of financial highlights for the groups.

                                                                    OPERATING
                                                                      INCOME         ASSETS
                                                          SALES     (LOSS)(A)     (AT YEAR-END)
                                                         -------    ----------    -------------
                                                                       (MILLIONS)
Marathon Group (b)
  1993................................................   $11,962      $ 169         $10,806
  1992................................................    12,782        304          11,141
  1991................................................    13,975        358          11,644
U.S. Steel Group
  1993................................................     5,612       (149)          6,616
  1992................................................     4,919       (241)          6,251
  1991................................................     4,864       (617)          5,627
Delhi Group (c)
  1993................................................       535         36             580
  1992................................................       458         33             565
  1991................................................       423         31             584
Eliminations
  1993................................................       (45)        --            (628)
  1992................................................      (346)       (26)           (705)
  1991................................................      (437)       (31)           (816)
Total USX Corporation
  1993................................................   $18,064      $  56         $17,374
  1992................................................    17,813         70          17,252
  1991................................................    18,825       (259)         17,039

- ---------

(a) Operating income (loss) included the following: a $342 million charge related to the B&LE litigation for the U.S. Steel Group in 1993; restructuring charges of $42 million, $10 million and $402 million for the U.S. Steel Group in 1993, 1992, and 1991, respectively; restructuring charges of $115 million and $24 million for the Marathon Group in 1992 and 1991, respectively; and inventory market valuation charges (credits) for the Marathon Group of $241 million, $(62) million and $260 million in 1993, 1992 and 1991, respectively.

(b) Includes sales and operating income for the businesses comprising the Delhi Group for periods prior to October 2, 1992, and assets related to the businesses comprising the Delhi Group for year-end 1991.

(c) Includes historic sales, operating income and assets for the businesses included in the Delhi Group which, prior to October 2, 1992, were included in the Marathon Group.

                                   USX CAPITAL LLC


     USX Capital LLC, a wholly owned subsidiary of USX, is a limited life company organized in December 1993 under the laws of the Turks and Caicos Islands. The Company's registered offices are located at MacLaw House, P.O. Box 103, Duke Street, Grand Turk, Turks and Caicos Islands, British West Indies, telephone: (809) 946-2476. The principal executive offices of the manager of the Company, USX Capital Management Company (the "Manager"), are located at 5555 San Felipe Road, Houston, Texas 77056, telephone (713) 629-6600. USX will own directly or indirectly all of the common shares of the Company, which shares are nontransferable. The Company exists solely for the purpose of issuing preferred and common shares and lending the net proceeds thereof to USX.

                       CERTAIN INVESTMENT CONSIDERATIONS

     Prospective purchasers of Series A Preferred Shares should carefully review the information contained elsewhere in this Prospectus Supplement and in the Prospectus and should particularly consider the following matters:


          USX's obligations under the Guarantee are subordinate and junior in right of payment to all other liabilities of USX and its obligations under the Loan Agreement are subordinate and junior in right of payment to Senior Indebtedness of USX. See "Description of the Guarantee--Status of the Guarantee" and "Description of Loans--Subordination" in the Prospectus.


          The Company is a newly formed, limited life subsidiary of USX organized under the laws of the Turks and Caicos Islands with no physical assets located in the United States. As a result, it may not be possible for purchasers to effect service of process within the United States upon the Company or to enforce civil judgments against the Company in United States courts based upon federal securities laws of the United States. In addition, there may be doubt as to the enforceability of actions based upon the federal securities laws of the United States in the Turks and Caicos Islands courts.

          USX has the right under the Loan Agreement to extend interest payment periods for up to 18 months, and, as a consequence, monthly dividends on the Series A Preferred Shares can be deferred (but will continue to accumulate) by the Company during any such extended interest payment period. In the event that USX exercises this right, USX may not declare dividends on any share of its preferred or common stock, and therefore, the extension of a payment period is, in the view of the Company and USX, remote. See "Description of the Loans--Interest" in the Prospectus.

          Should an extended interest payment period occur, the Company will continue to accrue income for U.S. federal income tax purposes which will be allocated, but not distributed, to record holders of Series A Preferred Shares. As a result, such holders will include such interest in gross income for U.S. federal income tax purposes in advance of the receipt of cash, and any such holders who dispose of Series A Preferred Shares prior to the record date for payment of dividends following such period will also include such interest in gross income but will not receive cash related thereto. See "Taxation--United States--Potential Extension of Interest Payment Period" in the Prospectus.

                                USE OF PROCEEDS


     Based on the offering price of $25.00 per share, the proceeds from the offering (prior to deducting Underwriters' Compensation and estimated expenses) will be $200,000,000 ($230,000,000 if the overallotment option is exercised in full). The proceeds from the sale of the Series A Preferred Shares will be loaned to USX to be used for general corporate purposes, including the refunding of outstanding indebtedness and other financial obligations. In view of this loan, USX has agreed under the Underwriting Agreement to pay Underwriters' Compensation to the Underwriters, as set forth in Note (3) on the cover page of this Prospectus Supplement.


                                 CAPITALIZATION

     The following table sets forth the total consolidated capitalization of USX at December 31, 1993 and as adjusted to give effect to the sale of the Series A Preferred Shares offered hereby and the application of the proceeds therefrom as described under "Use of Proceeds" herein. The table should be read in conjunction with USX's consolidated financial statements and notes thereto and other financial data incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.


                                                                       DECEMBER 31, 1993
                                                                     ---------------------
                                                                     ACTUAL    AS ADJUSTED
                                                                     ------    -----------
                                                                         (IN MILLIONS)
    SHORT-TERM OBLIGATIONS (including notes payable and current
      maturities of long-term debt)...............................   $   36      $   36
    LONG-TERM DEBT DUE AFTER ONE YEAR(A)..........................    5,888       5,888
    MINORITY INTEREST.............................................        5           5
    PREFERRED STOCK OF CONSOLIDATED SUBSIDIARY(B).................       --         200
    STOCKHOLDERS' EQUITY(C).......................................    3,864       3,864
                                                                     ------   -----------
         TOTAL CAPITALIZATION.....................................   $9,793      $9,993
                                                                     ------   -----------
                                                                     ------   -----------


- ---------

(a) At December 31, 1993, $699 million of Marathon 9 1/2% Guaranteed Notes due March 1, 1994 was included in long-term debt of USX since unused long-term credit agreements of $1,500 million were available for refinancing if needed. In February 1994, USX sold $300 million principal amount of 7.20% Notes Due 2004 and $150 million principal amount of medium-term LIBOR-based Floating Rate Notes due 1996.


(b) If the over-allotment option is exercised in full, preferred stock of consolidated subsidiary, as adjusted, would be $230 million.


(c) In February 1994, USX sold 5,000,000 shares of USX-U.S. Steel Group Common Stock for net proceeds of $201 million.

                                USX CORPORATION
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information has been derived from the consolidated financial statements of USX for each of the five years in the period ended December 31, 1993. The information set forth below should be read in connection with the USX consolidated financial statements and notes thereto and accompanying "Management's Discussion and Analysis" contained in the USX Form 8-K dated February 14, 1994, incorporated herein by reference.

                                                                    YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                       1993       1992       1991       1990       1989
                                                      -------    -------    -------    -------    -------
                                                      (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
  Sales............................................   $18,064    $17,813    $18,825    $20,659    $18,717
  Operating income (loss)..........................        56         70       (259)     1,556      1,570
    Operating costs include:
      Depreciation, depletion and amortization.....     1,077      1,091      1,128      1,304      1,336
      Inventory market valuation charges
         (credits).................................       241        (62)       260       (140)      (145)
      Restructuring charges........................        42        125        426         --         --
      B&LE litigation charge.......................       342         --         --         --         --
  Other income (loss)..............................       257         (2)        39         37        406
    Other income (loss) includes:
      Gain on disposal of assets...................       253         24         30          7        370
  Total income (loss) before income taxes and
    cumulative effect of changes in accounting
    principles.....................................      (239)      (189)      (691)     1,216      1,358
  Total income (loss) before cumulative effect of
    changes in accounting principles...............      (167)      (160)      (578)       818        965
  Net income (loss)................................   $  (259)   $(1,826)   $  (578)   $   818    $   965
BALANCE SHEET DATA (AT YEAR END):
  Cash and cash equivalents........................   $   268    $    57    $   279    $   263    $   786
  Working capital..................................      (154)      (370)      (215)       351        273
  Capital expenditures--for year...................     1,151      1,505      1,392      1,391      1,429
  Property, plant and equipment--net...............    11,603     11,759     11,593     11,584     11,995
  Total assets.....................................    17,374     17,252     17,039     17,268     17,500
  Capitalization:
    Notes payable..................................   $     1    $    47    $    79    $   138    $    16
    Total long-term debt...........................     5,923      6,302      6,438      5,527      5,875
    Total proceeds from production agreements......        --         --         17        142        327
    Minority interest..............................         5         16         37         67         --
    Stockholders' equity...........................     3,864      3,709      4,987      5,869      5,737
                                                      -------    -------    -------    -------    -------
           Total capitalization....................   $ 9,793    $10,074    $11,558    $11,743    $11,955
                                                      -------    -------    -------    -------    -------
                                                      -------    -------    -------    -------    -------

                 CERTAIN TERMS OF THE SERIES A PREFERRED SHARES

GENERAL

     The following summary of certain terms and provisions of the Series A Preferred Shares supplements the description of certain terms and provisions of the Preferred Shares of any series set forth in the accompanying Prospectus under the heading "Description of Preferred Shares," to which description reference is hereby made. Capitalized terms used and not defined in this Prospectus Supplement shall have the meanings ascribed to them in the Prospectus unless otherwise defined in this Prospectus Supplement. The Series A Preferred Shares constitute a series of Preferred Shares of the Company, which Preferred Shares may be issued from time to time in one or more series with such designations, dividend rights, liquidation value per share, redemption provisions, voting rights and other rights, preferences, privileges, limitations and restrictions as are established by the Memorandum of Association of the Company (the "Memorandum"), the Articles of Association of the Company (the "Articles") and resolutions (the "Resolutions") adopted, or to be adopted, by USX Capital Management Company (the "Manager") prior to the closing of the sale of the Series A Preferred Shares offered hereby. The Resolutions will provide that so long as any Series A Preferred Shares are outstanding, the Company may not issue any shares of capital stock ranking, as to participation in the profits or assets of the Company, senior to the Series A Preferred Shares. The summary of certain terms and provisions of the Series A Preferred Shares set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Memorandum, the Articles and the Resolutions adopted by the Manager establishing the rights, preferences, privileges, limitations and restrictions relating to the Series A Preferred Shares. A copy of the Resolutions will be included as an exhibit to a Current Report on Form 8-K to be filed by USX at or prior to the closing of the sale of the Series A Preferred Shares offered hereby.

DIVIDENDS


     Dividends on the Series A Preferred Shares will be cumulative, will accrue from the date of the original issuance thereof and will be payable in United States dollars monthly in arrears on the last day of each calendar month of each year, commencing March 31, 1994, when, as and if declared by the Company, except as otherwise described under "Description of Preferred Shares--Dividends" in the accompanying Prospectus.


     The dividend payable on each Series A Preferred Share will be fixed at a
rate per annum of   % of the stated liquidation preference thereof.

LIQUIDATION PREFERENCE

     The liquidation preference of the Series A Preferred Shares is $25 per share.

REDEMPTION


     The Series A Preferred Shares are redeemable as described in the accompanying Prospectus. Additionally, the Series A Preferred Shares are redeemable, at the option of the Company and subject to the prior consent of USX, in whole or part, from time to time, on or after March 31, 1999, upon not less than 30 nor more than 60 days' notice, at the redemption price of $25 per share, plus accumulated and unpaid dividends (whether or not declared) to the date fixed for redemption (the "Redemption Price").

                           CERTAIN TERMS OF THE LOANS


     Pursuant to the Loan Agreement, the Company will agree to make loans to USX in an aggregate principal amount equal to $253,164,557, such amount being the aggregate stated liquidation preference of $25 per Series A Preferred Share issued and sold by the Company and the proceeds from the issuance of the Company's Common Shares and related capital contributions (the "Common Share Payments"). In the event that the Underwriters' over-allotment option is exercised, the Company will agree to make additional Loans to USX pursuant to the Loan Agreement equal to the aggregate stated liquidation preference of the Series A Preferred Shares so sold plus the related Common Share Payments. If the over allotment option is exercised in full, such additional Loans will equal $37,974,684.


     The entire principal amount of the Loans will become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest, if any, on the earliest of the date that is the 50th anniversary of the issuance of the Series A Preferred Shares or the date upon which USX, the Manager or the Company is dissolved, wound-up or liquidated.

INTEREST


     The Loans will bear interest at an annual rate equal to   % from the date
they are made until maturity. Such interest will be payable on the last day of each calendar month of each year, commencing March 31, 1994.


                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co., Bear, Stearns & Co. Inc., A.G. Edwards & Sons, Inc., Kidder, Peabody & Co. Incorporated, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated, Salomon Brothers Inc and Smith Barney Shearson Inc. are acting as Representatives, has severally agreed to purchase from the Company the respective number of Series A Preferred Shares set forth opposite its name below:



                                                                               NUMBER OF
                                                                               SERIES A
    UNDERWRITERS                                                           PREFERRED SHARES
    ------------                                                           ----------------
Goldman, Sachs & Co. ...................................................
Bear, Stearns & Co. Inc. ...............................................
A.G. Edwards & Sons, Inc. ..............................................
Kidder, Peabody & Co. Incorporated......................................
Lehman Brothers Inc. ...................................................
Morgan Stanley & Co. Incorporated.......................................
PaineWebber Incorporated................................................
Prudential Securities Incorporated......................................
Salomon Brothers Inc ...................................................
Smith Barney Shearson Inc. .............................................

                                                                               NUMBER OF
                                                                               SERIES A
     UNDERWRITERS                                                           PREFERRED SHARES
     ------------                                                           ----------------




                                                                            ----------------
     Total..............................................................       8,000,000
                                                                            ----------------
                                                                            ----------------


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all such Series A Preferred Shares offered hereby, if any are taken.

     The Underwriters propose to offer the Series A Preferred Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities
dealers at such price less a concession of $.   per Series A Preferred Share.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $.   per Series A Preferred Share to certain brokers and dealers.
After the Series A Preferred Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     In view of the fact that the proceeds of the sale of the Series A Preferred Shares will be loaned to USX, under the Underwriting Agreement USX has agreed to pay as compensation ("Underwriters' Compensation") for the Underwriters'
Services, an amount in New York Clearing House (next day) funds of $      per
Series A Preferred Share for the accounts of the several Underwriters.


     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to 1,200,000 additional Series A Preferred Shares to cover over-allotments, if any, at the initial public offering price (with additional Underwriters' Compensation), as set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Series A Preferred Shares to be purchased by each of them, as shown in the foregoing table, bears to the 8,000,000 Series A Preferred Shares offered hereby.

     Certain of the Underwriters are customers of, or engage in transactions with, and from time to time have performed services for, USX and its subsidiaries and associated companies in the ordinary course of business.

     Prior to this offering, there has been no public market for the Series A Preferred Shares. In order to meet one of the requirements for listing the Series A Preferred Shares on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Series A Preferred Shares to a minimum of 400 beneficial holders.

     The Company and USX have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended.

                             VALIDITY OF SECURITIES

     The validity of the Series A Preferred Shares is being passed upon by Misick and Stanbrook, Turks and Caicos Islands counsel to the Company. The validity of the Backup Undertakings relating to the Series A Preferred Shares, consisting of the Guarantee, the Loan Agreement, the Expense Agreement and the Keep Well Agreement, will be passed upon on behalf of the Company and USX by Dan
D. Sandman, General Counsel of USX. The validity of such Backup Undertakings of USX relating to the Series A Preferred Shares will be passed upon on behalf of the Underwriters by Sullivan & Cromwell, United States counsel to the Underwriters. As to all matters of Turks and Caicos Islands law, Mr. Sandman will rely on the opinion of Misick and Stanbrook and as to all matters of New York law, he will rely on the opinion of Sullivan & Cromwell.

                                USX CAPITAL LLC
              CUMULATIVE MONTHLY INCOME PREFERRED SHARES ("MIPS*")
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY

                                USX CORPORATION
                               ------------------

    USX Capital LLC (the "Company"), a limited life company organized under the laws of the Turks and Caicos Islands, may offer from time to time, in one or more series, its authorized but unissued shares of Cumulative Monthly Income Preferred Shares (the "MIPS*" or "Preferred Shares"). The Company is a wholly owned subsidiary of USX Corporation ("USX"), a Delaware corporation. The payment of dividends, if and to the extent declared out of moneys held by the Company and legally available therefor, and payments on liquidation or redemption with respect to the Preferred Shares are guaranteed (the "Guarantee") by USX to the extent set forth herein. No portion of the dividends received by a holder of the Preferred Shares will be eligible for the dividends received deduction for federal income tax purposes. The Guarantee will rank subordinate and junior in right of payment to all other liabilities of USX and senior to the most senior preferred or preference stock issued by USX. See "USX Capital LLC", "Description of Preferred Shares--Miscellaneous," "Description of the Guarantee" and "Description of the Loans" for a description of the various contractual backup obligations of USX Corporation relating to the Preferred Shares. The total number of Preferred Shares of all series to be issued under the registration statement of which this Prospectus forms a part will not exceed 10,000,000.

    The terms of the Preferred Shares of a particular series will be determined at the time of sale. The specific designation, liquidation value per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends will be payable, voting rights, any redemption provisions and the other rights, preferences, privileges, limitations and restrictions relating to the Preferred Shares of the particular series in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement pertaining to such series (the "Prospectus Supplement").

    The Preferred Shares may be sold for public offering to or through underwriters, including Goldman, Sachs & Co., or dealers or may be sold through agents designated from time to time or directly by the Company. See "Plan of Distribution". The names of any such underwriters, dealers or agents involved in the sale of the Preferred Shares of the particular series in respect of which this Prospectus is being delivered, the number of Preferred Shares to be purchased by any such underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company will also be set forth in the Prospectus Supplement.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
                               ------------------

    No person has been authorized to give any information or to make any representations, other than as contained herein or incorporated by reference in this Prospectus, in connection with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company or the Guarantor since the date hereof.

    This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

    This Prospectus may not be used to consummate sales of Preferred Shares unless accompanied by a Prospectus Supplement.
- ---------

* An application has been filed by Goldman, Sachs & Co. with the United States Patent and Trademark Office for the registration of the MIPS servicemark.

                               GOLDMAN, SACHS & CO.
                               --------------------
                The date of this Prospectus is February 22, 1994.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        -----
Available Information ................................................................     2
Incorporation of Certain Documents by Reference ......................................     3
USX Corporation ......................................................................     3
USX Corporation Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends ......................................................     4
USX Capital LLC ......................................................................     4
Use of Proceeds ......................................................................     5
Description of Preferred Shares ......................................................     5
Description of the Guarantee .........................................................    13
Description of the Loans .............................................................    15
Taxation .............................................................................    20
Plan of Distribution .................................................................    23
Validity of Securities ...............................................................    24
Experts ..............................................................................    24

                             AVAILABLE INFORMATION

     USX Corporation ("USX" or the "Guarantor") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by USX can be inspected and copied at prescribed rates at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities maintained by the Commission at 7 World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Documents filed by USX can also be inspected at the offices of the New York Stock Exchange, Inc. (the "New York Stock Exchange"), the Chicago Stock Exchange and the Pacific Stock Exchange.

     USX and USX Capital LLC (the "Company") have filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering the Preferred Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made.

     No separate financial statements of the Company have been included herein. The Company and USX Corporation do not consider that such financial statements would be material to holders of the Preferred Shares because the Company is a newly organized special purpose entity, has no operating history and no independent operations and is not engaged in, and does not propose to engage in, any activity other than the issuance of the Preferred Shares and its common shares, and the lending of the net proceeds thereof to USX Corporation. See "USX Capital LLC". The Company is a limited life company organized under the laws of the Turks and Caicos Islands and will be managed by USX Capital Management Company (the "Manager"), an indirect wholly owned subsidiary of USX. USX owns, directly or indirectly, all of the Company's common stock, which is nontransferable. All or a substantial portion of the Company's assets will be located outside the United States. The Company has been advised by its Turks and Caicos Islands legal counsel, Misick and Stanbrook, that there is doubt as to the enforceability, in the Turks and Caicos Islands in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by USX with the Commission (file no. 1-5153) are incorporated herein by reference:

          (a) Annual Report on Form 10-K for the year ended December 31, 1992.

          (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1993.

          (c) Current Reports on Form 8-K dated January 26, February 11, February 24, May 27, June 11, June 29, and July 27, 1993, January 21, January 24, and February 14, 1994.

     All reports and other documents filed by USX pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     USX undertakes to provide without charge to each person to whom a Prospectus or any Prospectus Supplement is delivered, on the written or oral request of such person, a copy of any or all of the information incorporated by reference in this Prospectus or any Prospectus Supplement other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that this Prospectus or any Prospectus Supplement incorporates). Requests for such copies should be directed to the Office of the Corporate Secretary, USX Corporation, 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776 (telephone: 412-433-2885).

                                USX CORPORATION

     USX, a Delaware corporation organized in 1901, is a diversified company engaged in the energy business through its Marathon Group, in the steel business through its U.S. Steel Group and in the gas gathering and processing business through its Delhi Group.

     USX has three classes of common stock, USX--Marathon Group Common Stock ("Marathon Stock"), USX--U.S. Steel Group Common Stock ("Steel Stock") and USX--Delhi Group Common Stock ("Delhi Stock"). Each class of common stock is intended to provide the stockholders of such class with a separate security reflecting the performance of the related group.

     The Marathon Group includes the operations of Marathon Oil Company ("Marathon"), a wholly owned subsidiary of USX, which is engaged in worldwide exploration, production, transportation and marketing of crude oil and natural gas; and domestic refining, marketing and transportation of petroleum products.

     The U.S. Steel Group includes U.S. Steel, one of the largest integrated steel producers in the United States, which is primarily engaged in the production and sale of a wide range of steel mill products, coke and taconite pellets. The U.S. Steel Group also includes the management of mineral resources, domestic coal mining, engineering and consulting services and technology licensing. Other businesses that are part of the U.S. Steel Group include real estate development and management, fencing products, leasing and financing activities, and a majority interest in a titanium metal products company.

     The Delhi Group includes Delhi Gas Pipeline Corporation and certain related companies which are engaged in the purchasing, gathering, processing, transporting and marketing of natural gas.

Prior to October 2, 1992, the businesses which are now included in the Delhi Group were included in the Marathon Group and data regarding the Delhi Group for periods prior to that date reflect the combined historical financial data of the businesses comprising the Delhi Group.

     USX continues to include consolidated financial information in its periodic reports required by the Exchange Act, in its annual shareholder reports and in other financial communications. The consolidated financial statements are supplemented with separate financial statements of the Marathon Group, the U.S. Steel Group and the Delhi Group, together with the related Management's Discussion and Analyses, descriptions of business and other financial and business information to the extent such information is required to be presented in the report being filed. The financial information of the Marathon Group, the U.S. Steel Group and the Delhi Group, taken together, includes all accounts which comprise the corresponding consolidated financial information of USX.

     For consolidated financial reporting purposes, USX's reportable industry segments correspond with its three groups. The attribution of assets, liabilities (including contingent liabilities) and stockholders' equity among the Marathon Group, the U.S. Steel Group and the Delhi Group for the purpose of preparing their respective financial statements does not affect legal title to such assets and responsibility for such liabilities. Accordingly, USX is responsible for its liabilities (including those pursuant to the Guarantee (as defined under "Description of the Guarantee") and the Loan Agreement (as defined under "Description of the Loans")) without regard to the attribution of shareholders' equity among the three Groups.

     Marathon Stock stockholders, Steel Stock stockholders and Delhi Stock stockholders are holders of common stock of USX and continue to be subject to all of the risks associated with an investment in USX and all of its businesses and liabilities. Financial impacts arising from any of the Marathon Group, the U.S. Steel Group or the Delhi Group which affect the overall cost of USX's capital could affect the results of operations and financial condition of all groups. Accordingly, the USX consolidated financial information should be read in connection with the Marathon Group, the U.S. Steel Group and the Delhi Group financial information.

     The executive offices of USX are located at 600 Grant Street, Pittsburgh, PA 15219-4776 (tel: (412) 433-1121). The term "USX" when used herein refers to USX Corporation and its subsidiaries, as required by the context.

                 USX CORPORATION RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                  (UNAUDITED)

                                                                   YEAR ENDED DECEMBER 31
                                                            -------------------------------------
                                                            1993     1992    1991    1990    1989
                                                            -----    ----    ----    ----    ----
Ratio of earnings to combined fixed charges and preferred
  stock dividends........................................    (a)     (a)     (a)     2.69    2.33
                                                            -----    ----    ----    ----    ----
                                                            -----    ----    ----    ----    ----

- ---------

(a) Earnings did not cover combined fixed charges and preferred stock dividends by $325 million for 1993, by $211 million for 1992 and by $696 million for 1991.

                                USX CAPITAL LLC

     USX Capital LLC, a wholly owned subsidiary of USX, is a limited life company organized in December 1993 under the laws of the Turks and Caicos Islands. The Company's registered offices are located at MacLaw House, P.O. Box 103, Duke Street, Grand Turk, Turks and Caicos Islands, British West Indies, telephone: (809) 946-2476. The principal executive offices of the Manager are located at 5555 San Felipe Road, Houston, Texas 77056, telephone (713) 629-6600. USX will own directly or indirectly all of the common shares of the Company, which shares are nontransferable.

The Company exists solely for the purpose of issuing preferred and common shares and lending the net proceeds thereof to USX.

                                USE OF PROCEEDS

     The proceeds from the sale of the Preferred Shares will be loaned to USX to be used for general corporate purposes, including the refunding of outstanding indebtedness and other financial obligations.

     As of December 31, 1993, USX had long-term debt obligations maturing within one year of $734 million, including $699 million of Marathon 9 1/2% Guaranteed Notes Due March 1, 1994.

                        DESCRIPTION OF PREFERRED SHARES

     The following is a summary of certain terms and provisions of the Preferred Shares of any series (collectively referred to as the "Preferred Shares"). Certain terms and provisions of the Preferred Shares of a particular series will be summarized in the Prospectus Supplement relating to the Preferred Shares of such series. If so indicated in the Prospectus Supplement, the terms and provisions of the Preferred Shares of a particular series may differ from the terms set forth below. The summaries set forth below and in the applicable Prospectus Supplement address the material terms of the Preferred Shares of any particular series but do not purport to be complete and are subject to, and qualified in their entirety by reference to, the Memorandum of Association of the Company (the "Memorandum"), the Articles of Association of the Company (the "Articles") and the resolutions adopted, or to be adopted, as the case may be, by the Manager establishing the rights, preferences, privileges, limitations and restrictions relating to the Preferred Shares of any series or of a particular series. Copies of the Memorandum and the Articles have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

GENERAL


     The Company's authorized capital is US $10,005,000, divided into 5,000 ordinary shares of US $1.00 each (the "Common Shares"), of which 4,998 are issued and outstanding and owned directly or indirectly by USX, and 10,000,000 Preferred Shares of US $1.00 each, which may be issued in one or more series or classes, with such dividend rights, liquidation preference per share, redemption provisions, voting rights and other rights, preferences, privileges, limitations and restrictions as shall be set forth in the Articles and the resolutions providing for the issuance thereof to be adopted by the Manager. The Manager by resolution may increase the number of authorized Preferred Shares and establish other classes of shares having such preferred, deferred or other special rights or such restrictions, whether in regard to dividends, voting, return of capital or otherwise, as the Manager may determine. All of the Preferred Shares, to be issued in one or more series or classes, will rank pari passu with each other with respect to participation in profits and assets. The resolutions providing for the issuance of Preferred Shares of any particular series will not permit the issuance of any preference shares ranking, as to participation in the profits or the assets of the Company, senior to the Preferred Shares of any particular series. The initial offering price of the Preferred Shares of any particular series will be reasonably related to the liquidation preference thereof.


     The Preferred Shares of any series will be issued in registered form only without dividend coupons. Registration of, and registration of transfers of, the Preferred Shares of any series will be by book-entry only. The Preferred Shares of any series will have the dividend rights, rights upon liquidation, redemption provisions and voting rights set forth below, unless otherwise provided in the Prospectus Supplement relating to the Preferred Shares of a particular series. Reference is made to the Prospectus Supplement relating to the Preferred Shares of a particular series for specific terms including (i) the designation of the Preferred Shares of such series, (ii) the liquidation value,

(iii) the price at which the Preferred Shares of such series will be issued,
(iv) the dividend rate (or method of calculation thereof) and the dates on which dividends will be payable, (v) the voting rights of the Preferred Shares of such series, (vi) any redemption provisions, (vii) any other rights, preferences, privileges, limitations and restrictions relating to the Preferred Shares of such series and (viii) the terms upon which the proceeds from the sale of the Preferred Shares of such series will be loaned to USX.

DIVIDENDS

     Dividends on the Preferred Shares will be cumulative. Cumulative dividends on the Preferred Shares of a series will accrue from the date of original issue thereof and will be payable in United States dollars monthly in arrears on the last day of each calendar month of each year, commencing on the dates specified in the Prospectus Supplement relating to such series.

     The dividend payable on Preferred Shares of a particular series will be fixed at the rate per annum specified in the Prospectus Supplement relating to such series. The amount of dividends payable for any period will be computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full monthly dividend period, will be computed on the basis of the actual number of days elapsed in such period. Payment of dividends is limited in relation to the amount of funds held by the Company and legally available therefor. See "Description of the Loans--Interest" and "Description of the Guarantee--General" below.

     Dividends on the Preferred Shares of any series must be declared by the Manager of the Company in any calendar year or portion thereof to the extent that the Manager reasonably anticipates that at the time of payment the Company will have, and must be paid by the Company to the extent that at the time of proposed payment it has, (x) funds legally available for the payment of such dividends and (y) cash on hand sufficient to permit such payments. It is anticipated that the Company's earnings will be limited to payments under the Loans of the proceeds from the issuance and sale of the Preferred Shares and the Company's common shares. See "Description of the Loans".

     Dividends declared on the Preferred Shares of any series will be payable to the record holders thereof as they appear on the register for the Preferred Shares of such series on the relevant record dates which will be, unless otherwise specified in the Prospectus Supplement relating to each such series, one Business Day (as hereinafter defined) prior to the relevant payment dates. Subject to any applicable fiscal or other laws and regulations, each such payment will be made as described under "Book-Entry-Only Issuance; The Depository Trust Company" below. In the event that any date on which dividends are payable on the Preferred Shares of any series is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" shall mean any day other than a day on which banking institutions in The City of New York are authorized or required by law to close.

CERTAIN RESTRICTIONS ON THE COMPANY

     If dividends have not been paid in full on the Preferred Shares of a particular series, the Company shall not:

          (i) pay, or declare and set aside for payment, any dividends on the Preferred Shares of any other series or any other preferred or preference stock of the Company ranking pari passu with the Preferred Shares of such series as regards participation in profits of the Company ("Company Dividend Parity Shares"), unless the amount of any dividends declared on any Company Dividend Parity Shares is paid on the Company Dividend Parity Shares and the

     Preferred Shares of such series on a pro rata basis on the date such dividends are paid on such Company Dividend Parity Shares, so that:

             (x) (A) the aggregate amount of dividends paid on the Preferred Shares of such series bears to (B) the aggregate amount of dividends paid on such Company Dividend Parity Shares the same ratio as

             (y) (A) the aggregate of all accumulated arrears of unpaid dividends in respect of the Preferred Shares of such series bears to (B) the aggregate of all accumulated arrears of unpaid dividends in respect of such Company Dividend Parity Shares;

          (ii) pay, or declare and set aside for payment, any dividends on any shares of the Company ranking junior to the Preferred Shares of such series as to dividends ("Company Dividend Junior Shares"); or

          (iii) redeem, purchase or otherwise acquire any Company Dividend Parity Shares or Company Dividend Junior Shares;

until, in each case, such time as all accumulated arrears of unpaid dividends on the Preferred Shares of such series shall have been paid in full for all dividend periods terminating on or prior to, in the case of clauses (i) and
(ii), such payment, and in the case of clause (iii), the date of such redemption, purchase or acquisition. As of the date of this Prospectus, there are no Company Dividend Parity Shares outstanding.

REDEMPTION

     The Preferred Shares of a series will be redeemable at the option of the Company and subject to the prior consent of USX, in whole or in part from time to time, on or after the date specified in the Prospectus Supplement relating to such series, at the stated liquidation preference per share for such series, plus accumulated and unpaid dividends (whether or not declared) (the "Redemption Price") to the date fixed for redemption (the "Redemption Date").

     In the event that fewer than all of the outstanding Preferred Shares of a particular series are to be redeemed, except as described below, the Preferred Shares of such series to be redeemed may be selected as described under "Book-Entry-Only Issuance; The Depository Trust Company" below.

     If at any time USX repays the Loans when due or prepays the Loans as described under "Description of the Loans--Optional Prepayment", the proceeds from such repayment of principal on the Loans to USX will be applied, subject to the provisions in clause (iii) under "Certain Restrictions on the Company" above, to redeem the Preferred Shares of such series at the Redemption Price; provided that any such amounts may be reloaned to USX and not used for such redemption, if at the time of each such loan, and as determined in the judgment of the Manager, and its financial advisor, (a) USX is not in bankruptcy, (b) USX is not in default on any loan pertaining to Preferred Shares of any series, (c) USX has made timely payments on the repaid loan for the immediately preceding 18 months, (d) the Company is not in arrears on payments of dividends on the Preferred Shares of such series, (e) USX is expected to be able to make timely payment of principal and interest on such loan, (f) such loan is being made on terms, and under circumstances, that are consistent with those which a lender would require for a loan to an unrelated party, (g) such loan is being made at a rate sufficient to provide payments equal to or greater than the amount of dividend payments required under the Preferred Shares of such series, (h) the senior unsecured long-term debt of USX is rated BBB- or better by Standard & Poor's Corporation or Baa3 or better by Moody's Investors Service, Inc. or the equivalent by any other nationally recognized statistical rating organization,
(i) such loan is being made for a term that is consistent with market circumstances and USX's financial condition, and (j) the final maturity of such loan is not later than the 100th anniversary of the issuance of the Preferred Shares of the first series issued.

     If at any time after the issuance of Preferred Shares of a series, the Company is or would be required to pay any Additional Amounts (as defined herein) with respect to the Preferred Shares of such series or USX is or would be required to withhold or deduct certain amounts as described under "Description of the Guarantee--Additional Amounts" with respect to the Preferred Shares of such series, then, subject to the prior consent of USX, the Company may, at its option but subject to the provisions of clause (iii) under "Certain Restrictions on the Company" above, upon not less than 30 nor more than 60 days' notice to the holders of the Preferred Shares of such series, redeem the Preferred Shares of such series in whole, or if such requirement relates to only certain of the Preferred Shares of such series, only the Preferred Shares of such series subject to the requirement may be redeemed at the Redemption Price for such series, provided that, in the case of such a redemption of Preferred Shares in part, the Company may (i) cause the global certificate representing all of the Preferred Shares of such series to be withdrawn from The Depository Trust Company or its successor securities depository (see "Book-Entry-Only Issuance; The Depository Trust Company"), (ii) issue share certificates in definitive form representing Preferred Shares of such series and (iii) redeem the Preferred Shares subject to such requirement to withhold or deduct Additional Amounts; and provided further that, if a partial redemption would result in a delisting of the Preferred Shares of such series from any national securities exchange on which they are then listed, the Company may only redeem the Preferred Shares of such series in whole.

     The Company may not redeem any Preferred Shares of any series unless all accumulated arrears of unpaid dividends have been paid on all Preferred Shares of all series for all monthly dividend periods terminating on or prior to the date of redemption.

     If the Company gives a notice of redemption in respect of Preferred Shares of a particular series, then, by 12:00 noon, New York time, on the Redemption Date, the Company will irrevocably deposit with The Depository Trust Company funds sufficient to pay the applicable Redemption Price, and will give The Depository Trust Company irrevocable instructions and authority to pay the Redemption Price to the holders thereof. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of holders of such Preferred Shares of a series so called for redemption will cease, except the right of the holders of such shares to receive the Redemption Price, but without interest. In the event that any date on which any payment in respect of the redemption of Preferred Shares of any series is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Shares of any series is improperly withheld or refused and not paid either by the Company or by USX pursuant to the Guarantee, dividends on such shares will continue to accrue, at the then applicable rate, from the original Redemption Date to the date that the Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

     Subject to the foregoing and applicable law (including, without limitation, U.S. federal securities laws) USX or its subsidiaries may at any time and from time to time purchase outstanding Preferred Shares of any series by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Shares of each series at the time outstanding will be entitled to receive out of the assets of the Company legally available for distribution to shareholders, before any distribution of assets is made to holders of Common Shares of the Company or any other class of shares of the Company ranking junior to the Preferred Shares of such series as regards participation in assets of the Company, but together with the holders of outstanding Preferred Shares of every other series and the holders of every other series of preferred or preference stock of the Company outstanding, if any, ranking pari passu with the Preferred Shares of such series as regards participation in the assets of the Company ("Company Liquidation Parity Shares"), an amount equal, in the case of the holders of the Preferred Shares of such series, to the aggregate of the stated liquidation preference for Preferred Shares of such series as set forth in the Prospectus Supplement and all accumulated and unpaid dividends (whether or not declared) to the date of payment (the "Liquidation Distribution"). If, upon any such liquidation, the Liquidation Distributions can be paid only in part because the Company has insufficient assets available to pay in full the aggregate Liquidation Distributions and the aggregate maximum liquidation distributions on the Company Liquidation Parity Shares, then the amounts payable directly by the Company on the Preferred Shares of such series and on such Company Liquidation Parity Shares shall be paid on a pro rata basis, so that

          (i) (x) the aggregate amount paid as the Liquidation Distribution on the Preferred Shares of such series bears to (y) the aggregate amount paid as Liquidation Distributions on the Company Liquidation Parity Shares the same ratio as

          (ii) (x) the aggregate Liquidation Distribution bears to (y) the aggregate maximum Liquidation Distributions on the Company Liquidation Parity Shares.

     Pursuant to the Articles, the Company will automatically dissolve and be liquidated (i) when the period fixed for the duration of the Company expires,
(ii) if the Manager by resolution requires the Company to be wound up and dissolved, (iii) upon the bankruptcy, resignation, withdrawal, expulsion, termination, cessation or dissolution of the Manager, or (iv) upon the bankruptcy, insolvency or liquidation of USX.

VOTING RIGHTS

     If (i) the Company fails to pay dividends in full on the Preferred Shares of any series for 18 consecutive monthly dividend periods; (ii) an Event of Default (as defined in the Loan Agreement relating to the Loans) occurs and is continuing on the Loans; or (iii) USX is in default on any of its payment or other obligations under the Guarantee (as described under "Description of the Guarantee--Certain Covenants of USX"), then the holders of a majority in liquidation preference of the outstanding Preferred Shares of such series, together with the holders of any other Preferred Shares of the Company having the right to vote for the appointment of a trustee in such event, acting as a single class, will be entitled to appoint and authorize a trustee to enforce the Company's rights under the Loans, against USX and to enforce the obligations undertaken by USX under the Guarantee (as defined below) and declare and pay dividends on the Preferred Shares of all series. For purposes of determining whether the Company has failed to pay dividends in full for 18 consecutive monthly dividend periods, dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative dividends have been or contemporaneously are declared and paid with respect to all monthly dividend periods terminating on or prior to the date of payment of such full cumulative dividends. Not later than 30 days after such right to appoint a trustee arises, the Manager will convene a general meeting for the above purpose. If the Manager fails to convene such meeting within such 30-day period, the holders of 10% in liquidation preference of the outstanding Preferred Shares of such series and such other Preferred Shares will be entitled to convene such meeting. The provisions of the Articles relating to the convening and conduct of the general meetings of shareholders will apply with respect to any such meeting. Any trustee so appointed shall vacate office immediately, subject to the terms of such other Preferred Shares, if the Company (or USX pursuant to the Guarantee) shall have paid in full all accumulated and unpaid dividends on the Preferred Shares of all series or such default or breach by USX, as the case may be, shall have been cured.

     If any resolution is proposed for adoption by the shareholders of the Company providing for, or the Manager otherwise proposes to effect, (x) any variation or abrogation of the rights, preferences and privileges of the Preferred Shares of any series, whether by way of amendment to the

Company's Articles, the Resolutions or otherwise (including, without limitation, the authorization or issuance of any shares of the Company ranking, as to participation in the profits or assets of the Company, senior to the Preferred Shares), or (y) the liquidation, dissolution or winding up of the Company, then the holders of outstanding Preferred Shares of all series (and, in the case of a resolution described in clause (x) above which would adversely affect the rights, preferences or privileges of any Company Dividend Parity Shares or any Company Liquidation Parity Shares, such Company Dividend Parity Shares or such Company Liquidation Parity Shares, as the case may be, or, in the case of any resolution described in clause (y) above, all Company Liquidation Parity Shares) will be entitled to vote on such resolution or action of the Manager (but not on any other resolution or action), and such resolution or action shall not be effective except with the approval of the holders of 66 2/3% in liquidation preference of such outstanding shares; provided, however, that no such approval shall be required under clauses (x) and (y) if the liquidation, dissolution or winding up of the Company is proposed or initiated upon the initiation of proceedings, or after proceedings have been initiated, for the liquidation, dissolution or winding up of USX.

     The rights attached to the Preferred Shares of any series will be deemed not to be varied by the creation or issue of, and no vote will be required for the creation of any further shares of the Company ranking junior to or pari passu with the Preferred Shares of any series with regard to participation in the profits or assets of the Company. Holders of Preferred Shares of any series have no preemptive rights.

     Any required approval of holders of Preferred Shares may be given at a separate meeting of such holders convened for such purpose, at a general meeting of shareholders of the Company or pursuant to written consent. The Company will cause a notice of any meeting at which holders of the Preferred Shares of a series are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Preferred Shares of such series. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought and (iii) instructions for the delivery of proxies or consents.

     No vote or consent of the holders of the Preferred Shares of any series will be required for the Company to redeem and cancel Preferred Shares of any series in accordance with the Articles and the Resolutions.

     Notwithstanding that holders of Preferred Shares of any series are entitled to vote or consent under any of the circumstances described above, any of the Preferred Shares of any series that are owned by USX or any entity owned more than 50% by USX, either directly or indirectly, shall not be entitled to vote or consent and shall, for the purposes of such vote or consent, be treated as if they were not outstanding.

ADDITIONAL AMOUNTS

     All payments in respect of the Preferred Shares of all series by the Company will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied upon or as a result of such payment by or on behalf of the Turks and Caicos Islands or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Company will pay as a dividend such additional amounts as may be necessary in order that the net amounts received by the holders of the Preferred Shares after such withholding or deduction will equal the amount which would have been receivable in respect of such Preferred Shares in the absence of such withholding or deduction

("Additional Amounts"), except that no such Additional Amounts will be payable to a holder of Preferred Shares (or a third party on his behalf) with respect to Preferred Shares:

          (a) if such holder is liable for such taxes, duties, assessments or governmental charges in respect of such Preferred Shares by reason of such holder's having some connection with the Turks and Caicos Islands other than being a holder of such Preferred Shares; or

          (b) if the Company has notified such holder of the obligation to withhold taxes and requested but not received from such holder a declaration of non-residence or other claim for exemption, and such withholding or deduction would not have been required had such declaration or claim been received.

BOOK-ENTRY-ONLY ISSUANCE; THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as securities depository for the Preferred Shares. The Preferred Shares will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Preferred Share certificates will be issued for each series of Preferred Shares, in the aggregate liquidation preference of such issue, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Preferred Shares under the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Shares on DTC's records. The ownership interest of each actual purchaser of each Preferred Share ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of their transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Shares. Transfers of ownership interests in the Preferred Shares are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Shares, except in the event that use of the book-entry system for the Preferred Shares is discontinued.

     To facilitate subsequent transfers, all Preferred Shares deposited by Participants with DTC are registered in the name of Cede & Co. The deposit of Preferred Shares with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Shares; DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Shares are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Preferred Shares of any series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

     Although voting with respect to the Preferred Shares is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will consent or vote with respect to Preferred Shares. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Shares are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Dividend payments on the Preferred Shares will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the Company or USX, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Preferred Shares of any series at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Preferred Share certificates for such series are required to be printed and delivered. Additionally, in the event that the Company were to redeem only a portion of the Preferred Shares of any series because the Company or USX is or would be required to withhold or deduct Additional Amounts in regard to such Preferred Shares to be redeemed, the Company may cause the global certificate or certificates representing all of the Preferred Shares of such series to be withdrawn from DTC (or its successor securities depository) and may issue share certificates in definitive form representing the Preferred Shares. Thereafter, the Preferred Shares subject to such requirement to withhold or deduct Additional Amounts would be redeemed.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

REGISTRAR, TRANSFER AGENT AND PAYING AGENT

     Mellon Bank will act as registrar, transfer agent and paying agent for the Preferred Shares.

     Registration of transfers of Preferred Shares of any series will be effected without charge by or on behalf of the Company, but upon payment (with the giving of such indemnity as the Company or USX may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

     The Company will not be required to register or cause to be registered the transfer of Preferred Shares of a particular series after such Preferred Shares have been called for redemption.

MISCELLANEOUS

     The Company is not subject to any mandatory redemption or sinking fund provisions with respect to the Preferred Shares of any series.

     USX and the Company will enter into an agreement (the "Expense Agreement") pursuant to which USX will agree to guarantee the payment of any liabilities incurred by the Company (other than obligations to holders of Preferred Shares, which will be separately guaranteed to the extent set forth in the Guarantee; see "Description of the Guarantee"). The Expense Agreement will expressly provide that it is for the benefit of, and is enforceable by, third parties to whom the Company owes such obligations. A copy of the form of Expense Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     USX and the Manager will enter into an agreement (the "Keep Well Agreement") pursuant to which USX will agree to cause the Manager to at all times have at least $1.00 more than its cash obligations. The Keep Well Agreement will expressly provide that it is for the benefit of, and is enforceable by, holders of Preferred Shares. A copy of the form of Keep Well Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

                          DESCRIPTION OF THE GUARANTEE

     Set forth below is condensed information concerning the guarantee (the "Guarantee") which will be executed and delivered by USX for the benefit of the holders from time to time of Preferred Shares. This summary contains all material information concerning the Guarantee but does not purport to be complete. References to provisions of the Guarantee are qualified in their entirety by reference to the text of the Guarantee, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The Guarantor will irrevocably and unconditionally agree, to the extent set forth herein, to pay in full, to the holders of the Preferred Shares of any series, the Guarantee Payments (as defined below) (except to the extent paid by the Company), as and when due, regardless of any defense, right of set-off or counterclaim which the Company may have or assert. The following payments to the extent not paid by the Company (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accumulated and unpaid dividends which have been theretofore declared on the Preferred Shares of such series out of moneys legally available therefor, (ii) the redemption price (including all accumulated and unpaid dividends) payable out of funds legally available therefor with respect to Preferred Shares of such series called for redemption by the Company, (iii) upon a liquidation of the Company, the lesser of (a) the aggregate of the liquidation preference and all accumulated and unpaid dividends (whether or not declared) to the date of payment and (b) the amount of assets of the Company available for distribution to Preferred Shareholders of such series in liquidation of the Company and (iv) any Additional Amounts payable by the Company in respect of the Preferred Shares of such series. USX's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by USX to the holders of Preferred Shares of any series or by causing the Company to pay such amounts to such holders.

CERTAIN COVENANTS OF USX

     In the Guarantee, USX will covenant that, so long as any Preferred Shares of any series remain outstanding, it shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of USX's capital stock or make any guarantee payments with respect to the foregoing (other than payments under the Guarantee), if at such time USX shall be in default with respect to its payment or other obligations under the Guarantee, the Expense

Agreement or the Keep Well Agreement or there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Loan Agreement.

     In the Guarantee, USX will also covenant that, so long as Preferred Shares of any series remain outstanding, it will (i) maintain direct or indirect 100% ownership of the Common Shares and any other shares of the Company other than the Preferred Shares of any series, (ii) cause at least 21% of the total value of the Company and at least 21% of all interests in the capital, income, gain, loss, deduction and credit of the Company to be represented by Common Shares,
(iii) not voluntarily dissolve, wind-up or liquidate the Company or the Manager,
(iv) cause USX Capital Management Company to remain the Manager of the Company and timely perform all of its duties as Manager of the Company (including the duty to declare and pay dividends on the Preferred Shares as described under "Description of Preferred Shares--Dividends"), (v) use reasonable efforts to cause the Company to remain a limited life company and otherwise continue to be treated as a partnership for United States federal income tax purposes, and (vi) to at all times own directly or indirectly all of the capital stock of the Manager.

ADDITIONAL AMOUNTS

     All Guarantee Payments will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied upon or as a result of such payment by or on behalf of the United States, any State thereof or any other jurisdiction through which or from which such payment is made, or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, USX will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Preferred Shares after such withholding or deduction will equal the amount which would have been receivable in respect of the Preferred Shares in the absence of such withholding or deduction (the "Additional Amounts"), except that no such Additional Amounts will be payable to a holder of the Preferred Shares (or a third party on his behalf) with respect to any of the Preferred Shares:

          (a) if such holder is liable for such taxes, duties, assessments or governmental charges in respect of the Preferred Shares by reason of such holder's having some connection with the United States, any State thereof or any other jurisdiction through which or from which such payment is made, other than being a holder of the Preferred Shares, or

          (b) if the Company or USX has notified such holder of the obligation to withhold taxes and requested but not received from such holder a declaration of non-residence or other similar claim for exemption, and such withholding or deduction would not have been required had such declaration or similar claim been received.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not adversely affect the rights of holders (in which case no vote will be required), the Guarantee may be amended only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of all Preferred Shares of all series then outstanding. The manner of obtaining any such approval of holders of the Preferred Shares will be as set forth under "Description of Preferred Shares--Voting Rights." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the holders of the Preferred Shares.

TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of such Preferred Shares of all series or upon full payment of the amounts payable upon liquidation of the Company. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Shares of any series must restore payment of any sums paid under the Preferred Shares of such series or the Guarantee.

STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of the Guarantor and will rank (i) subordinate and junior in right of payment to all other liabilities of the Guarantor and (ii) senior to the most senior preferred or preference stock of any series now or hereafter issued by the Guarantor and senior to any guarantee now or hereafter entered into by the Guarantor in respect of any preferred or preference stock of any affiliate of the Guarantor.

     The Guarantee will constitute a guarantee of payment and not of collection. A holder of Preferred Shares may enforce the Guarantee directly against the Guarantor, and the Guarantor will waive any right or remedy to require that any action be brought against the Company or any other person or entity before proceeding against the Guarantor. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Company and by complete performance of all obligations under the Guarantee.

GOVERNING LAW

     The Guarantee will be governed and construed in accordance with the laws of the State of New York.

                            DESCRIPTION OF THE LOANS

     Set forth below is condensed information concerning the loans (the "Loans") which will be made by the Company to USX of the proceeds of the issuance of (i) the Preferred Shares of each series and (ii) the Company's Common Shares and related capital contributions ("Common Share Payments"). This summary contains all material information concerning the loan agreement (the "Loan Agreement") but does not purport to be complete. References to provisions of the Loan Agreement are qualified in their entirety by reference to the text of the Loan Agreement, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. USX's obligation under the Loan Agreement will also be for the benefit of the holders from time to time of the Preferred Shares, and such holders will be entitled to enforce the Loan Agreement directly against USX. All Loans will be made pursuant to a single Loan Agreement.

GENERAL

     The aggregate dollar amount of the Loans will be set forth in the Prospectus Supplement and will be equal to the aggregate liquidation preference of the Preferred Shares of each series, together with the related Common Share Payments.


     The entire principal amount of the Loans will become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (as herein defined), if any, on the earliest of (i) the date that is the 50th anniversary of the issuance of the Preferred Shares of the first series issued or (ii) the date upon which the Company, USX or the Manager is dissolved, wound up or liquidated.


MANDATORY PREPAYMENT

     If the Company redeems Preferred Shares of any series in accordance with the terms thereof, the Loans pertaining to such shares will become due and payable in a principal amount equal to the aggregate stated liquidation preference of the Preferred Shares of such series so redeemed. Any payment pursuant to this provision shall be made prior to 12:00 noon, New York time, on the Redemption Date or at such other time on such earlier date as the Company and USX shall agree.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the issuance and distribution of the Securities being registered, other than underwriting compensation, are:


        Registration Fee for Registration Statement......................   $ 86,208
        Accounting Fees and Expenses.....................................     50,000
        Blue Sky Fees and Expenses.......................................     18,000
        Printing and Engraving Fees......................................     85,000
        Rating Agency Fees...............................................    112,500
        Stock Exchange Listing Fees......................................    102,100
        Miscellaneous....................................................     46,192
                                                                            --------
                  Total..................................................   $500,000
                                                                            --------
                                                                            --------



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Article V of USX's By-Laws provides that USX shall indemnify to the fullest extent permitted by law any person who is made or is threatened to be made a party or is involved in any action, suit, or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of USX or was serving at the request of USX as an officer, director, employee or agent of another corporation, partnership, joint venture, enterprise, or nonprofit entity.

     USX is empowered by Section 145 of the Delaware General Corporation Law, subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of USX) by reason of the fact that such person is or was an officer, employee, agent or director of USX, or is or was serving at the request of USX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of USX, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. USX may indemnify any such person against expenses (including attorneys' fees) in an action by or in the right of USX under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to USX. To the extent such person is successful on the merits or otherwise in the defense of any action referred to above, USX must indemnify him against the expenses which he actually and reasonably incurred in connection therewith.

     Policies of insurance are maintained by USX under which directors and officers of USX are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

     USX's Certificate of Incorporation provides that no director shall be personally liable to USX or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (i) for breach of the director's duty of loyalty to USX or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or
(iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. LIST OF EXHIBITS.

     See Index to Exhibits.

ITEM 17. UNDERTAKINGS.

     Each of the Registrants hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of the Securities registered hereby, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that the undertakings set forth in paragraphs (1)(i) and
     (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the Registrant or the Guarantor pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

          (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of USX's Annual Report pursuant to
     Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the Securities offered therein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant and the Guarantor pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant or the Guarantor pursuant to the provisions specified in the first paragraph of Item 15 of this Registration Statement or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, USX CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PITTSBURGH, COMMONWEALTH OF PENNSYLVANIA, ON FEBRUARY 22, 1994.


                                  USX CORPORATION
                                  (Registrant)

                          By....................................................

                                    Lewis B. Jones, Vice President & Comptroller


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, USX CAPITAL LLC CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 22ND DAY OF FEBRUARY, 1994.


                                     USX CAPITAL LLC
                                     (Registrant)

                                     By USX CAPITAL MANAGEMENT COMPANY
                                     as Manager

                              By................................................

                                                Jerry Howard, Treasurer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES WITH USX CORPORATION AND THE MANAGER INDICATED ON FEBRUARY 22, 1994.


                                USX CORPORATION

                  SIGNATURE                                          TITLE
                  ---------                                          -----
                      *                               Chairman of the Board of Directors,
 ...........................................         Chief Executive Officer and Director
                 C. A. CORRY                             (Principal Executive Officer)


                      *                                   Executive Vice President--
 ...........................................                 Accounting & Finance
               R. M. HERNANDEZ                             & Chief Financial Officer
                                                                 and Director
                                                         (Principal Financial Officer)


                                                         Vice President & Comptroller
 ...........................................            (Principal Accounting Officer)
               LEWIS B. JONES


                      *                                            Director
 ...........................................
              NEIL A. ARMSTRONG


                      *                                            Director
 ...........................................
              VICTOR G. BEGHINI

                  SIGNATURE                                          TITLE
                  ---------                                          -----
                      *                                            Director
 ...........................................
          JEANETTE GRASSELLI BROWN


                      *                                            Director
 ...........................................
                JOHN H. FILER


                      *                                            Director
 ...........................................
              JAMES A. D. GEIER


                      *                                            Director
 ...........................................
               CHARLES R. LEE


                      *                                            Director
 ...........................................
                PAUL E. LEGO


                      *                                            Director
 ...........................................
            JOHN F. MCGILLICUDDY


                      *                                            Director
 ...........................................
               JOHN M. RICHMAN

                                                                   Director
 ...........................................
              DAVID M. RODERICK


                      *                                            Director
 ...........................................
               THOMAS J. USHER


                      *                                            Director
 ...........................................
              DAVID R. WHITWAM


                      *                                            Director
 ...........................................


             DOUGLAS C. YEARLEY
 *By ......................................
      LEWIS B. JONES, ATTORNEY-IN-FACT

                         USX CAPITAL MANAGEMENT COMPANY

                  SIGNATURE                                          TITLE
                  ---------                                          -----
                      *                                            President
 ...........................................
                  J. D. LOW


                      *                                         Vice President
 ...........................................
                K. L. MATHENY


                      *                                            Secretary
 ...........................................
             W. F. SCHWIND, JR.

                                                                   Treasurer
 ...........................................


                JERRY HOWARD
 *By ......................................
      LEWIS B. JONES, ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

EXHIBITS                                                                                 PAGE
- ---------                                                                             -----------
   1         -- Form of Underwriting Agreement....................................
   3.1       -- Memorandum of Association of USX Capital LLC......................
   3.2       -- Articles of Association of USX Capital LLC........................
   4.1       -- Form of Payment and Guarantee Agreement by USX Corporation........
   4.2       -- Form of Loan Agreement between USX Capital LLC and USX
                Corporation.......................................................
   4.3       -- Form of Agreement as to Expenses and Liabilities between USX
                Corporation and USX Capital LLC...................................
   4.4       -- Form of Keep Well Agreement between USX Corporation and USX
                Capital Management Company........................................
   5.1       -- Opinion of Misick and Stanbrook, Turks and Caicos Islands
                counsel...........................................................
   5.2       -- Opinion of Dan D. Sandman, Esq., General Counsel and Secretary of
                USX Corporation...................................................
   8.1       -- Opinion of Misick and Stanbrook, Turks and Caicos Islands counsel to the Company and USX Corporation, as to tax matters (included in
                Exhibit 5.1)......................................................
   8.2       -- Opinion of Miller & Chevalier, Chartered, United States tax
                counsel to USX, as to tax matters.................................
  12         -- Computation of Ratio of Earnings to Combined Fixed Charges and
                Preferred Stock Dividends.........................................
  23.1       -- Consent of Price Waterhouse.......................................
  23.2       -- Consent of Misick and Stanbrook (included in Exhibit 5.1).........
  23.3       -- Consent of Dan D. Sandman, Esq., General Counsel and Secretary of
                USX Corporation (included in Exhibit 5.2).........................
  23.4       -- Consent of Miller & Chevalier, Chartered, United States tax
                counsel to USX (included in Exhibit 8.2)..........................
  24.1       -- Powers of Attorney................................................


     All exhibits have been previously filed.